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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL RECEIVED PROCESSING FEB 28 2003 WASH. D.C. SECTION

SEC FILE NUMBER
8- 40705

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aspen Investment Alliance, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

717 Seventeenth Street, Suite 2600
(No. and Street)

Denver (City) Colorado (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Leigh Chaffee 303.294.5714
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Deloitte & Touche
(Name – *if individual, state last, first, middle name*)

555 Seventeenth Street, Suite 3600 (Address) Denver (City) Colorado (State) 80202 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 19 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Leigh Chaffee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Aspen Investment Alliance, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

CRAIG L. STEVENS NOTARY PUBLIC STATE OF COLORADO

My Commission Expires 01/27/2007

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Aspen Investment Alliance, Inc.

Financial Statements and Supplemental Schedules
for the Year Ended December 31, 2002
and Independent Auditors' Report and
Supplemental Report on Internal Control

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Aspen Investment Alliance, Inc.
Denver, Colorado:

We have audited the following financial statements of Aspen Investment Alliance, Inc. (the "Company") for the year ended December 31, 2002, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934:

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the financial position of Aspen Investment Alliance, Inc. at December 31, 2002 and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The following supplemental schedules of Aspen Investment Alliance, Inc. as of December 31, 2002, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934:

These schedules are the responsibility of the Company's management. Such schedules have been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, are fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

Deloitte & Touche LLP

January 31, 2003

ASPEN INVESTMENT ALLIANCE, INC.

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

ASSETS

Cash and cash equivalents	$ 601,599
Deposit - restricted	25,000
Prepaid expenses and other assets	15,824
Due from affiliate	4,248
TOTAL	$ 646,671

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable and accrued expenses	$ 37,493
Due to affiliates	113,685
Total liabilities	151,178
Stockholder's equity:	
Common stock, no par value, authorized 50,000 shares, issued and outstanding 25,000 shares	25,000
Additional paid-in capital	429,905
Retained earnings	40,588
Total stockholder's equity	495,493
TOTAL	$ 646,671

ASPEN INVESTMENT ALLIANCE, INC.

STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2002

REVENUE:	
Commissions and fees	$ 934,440
Other	7,900
Total revenue	942,340
EXPENSES:	
Salaries and related expenses	292,621
Trading costs	550,024
Consultant fees	35,914
Occupancy and other	44,804
Professional fees, dues and subscriptions	21,458
Total expenses	944,821
LOSS BEFORE INCOME TAX BENEFIT	(2,481)
INCOME TAX BENEFIT	992
NET LOSS	$ (1,489)

See notes to financial statements.

ASPEN INVESTMENT ALLIANCE, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
YEAR ENDED DECEMBER 31, 2002

	Common Stock		Additional Paid-in Capital	Retained Earnings	Total Stock-holder's Equity
	Shares	Amount			
BALANCE AT JANUARY 1, 2002	25,000	$ 25,000	$ 429,905	$ 42,077	$ 496,982
Net loss	-	-	-	(1,489)	(1,489)
BALANCE AT DECEMBER 31, 2002	25,000	$ 25,000	$ 429,905	$ 40,588	$ 495,493

See notes to financial statements.

ASPEN INVESTMENT ALLIANCE, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2002

OPERATING ACTIVITIES:	
Net loss	$ (1,489)
Changes in assets and liabilities:	
Prepaid expenses and other assets	3,521
Accounts payable and accrued expenses	24,952
Due to and from affiliates	58,670
Net cash provided by operating activities	85,654
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	515,945
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 601,599

See notes to financial statements.

ASPEN INVESTMENT ALLIANCE, INC.

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization - Aspen Investment Alliance, Inc. (the Company) was incorporated under the laws of the State of Colorado on July 15, 1988 and is registered as a broker-dealer in that state. The Company is an indirect wholly owned subsidiary of Fiserv, Inc.

The Company is a fully disclosed broker/dealer and as such holds no customer funds or securities. All trades are transacted through clearing brokers.

Cash and Cash Equivalents - The Company considers all cash and investments in money market mutual funds to be cash and cash equivalents.

Commissions - Commission revenue is recorded on a settlement-date basis and related expenses are recorded on a trade-date basis.

Income Taxes - The Company files a consolidated income tax return with Fiserv, Inc. Under an informal tax agreement, income taxes are allocated to the Company based on a statutory rate applied to pre-tax financial statement income or loss, and related balances are included in due to affiliate. The primary difference between the Company's effective tax rate and the federal statutory rate is state income taxes.

Accounting Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. RESTRICTED DEPOSIT

The Company has a Clearing Agent Agreement with a related party clearing broker/dealer which requires a deposit of $25,000 (see Note 4). The entire deposit will be returned to the Company upon cancellation of the agreement. Interest earned on the deposit is received by the Company.

3. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934 which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002 the Company had net capital of $470,342 which was $420,342 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .32 to 1 at December 31, 2002.

4. RELATED-PARTY TRANSACTION

During 2002, the Company utilized Fiserv Securities, Inc. as its clearing agent (see Note 2), which is a wholly owned subsidiary of Fiserv, Inc. The Company was charged $149,327 for such services in 2002.

During 2002, the Company received and paid $425,965 to First Trust Corporation (wholly-owned subsidiary of Fiserv, Inc.).

During 2002, the Company performed services for First Trust Corporation for which the Company was paid $148,866.

* * * * * *

SUPPLEMENTAL SCHEDULES

ASPEN INVESTMENT ALLIANCE, INC.

COMPUTATION OF NET CAPITAL FOR BROKERS AND DEALERS PURSUANT TO RULE 15c3-1 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AND MINIMUM NET CAPITAL REQUIRED AS OF DECEMBER 31, 2002

AGGREGATE INDEBTEDNESS - Accounts payable, accrued expenses and due to affiliates	$ 151,178
MINIMUM NET CAPITAL REQUIRED - Greater of 6-2/3% of aggregate indebtedness or $50,000 minimum	$ 50,000
STOCKHOLDER'S EQUITY	$ 495,493
NONALLOWABLE ASSETS	15,824
NET CAPITAL BEFORE HAIRCUT ON INVESTMENT	479,669
HAIRCUT ON INVESTMENT	9,327
NET CAPITAL	$ 470,342
NET CAPITAL IN EXCESS OF REQUIREMENT	$ 420,342
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.32 to 1

No material differences exist between the above net capital contribution and the corresponding computation included in the Company's unaudited Revised Form X-17-A-5 Part IIA filing as of December 31, 2002 filed on February 27, 2003. Accordingly, no reconciliation is necessary.

ASPEN INVESTMENT ALLIANCE, INC.

EXEMPTIVE PROVISION UNDER RULE 15c3-3 UNDER THE SECURITIES EXCHANGE ACT OF 1934 AS OF DECEMBER 31, 2002

The Company is exempt from the provision of Rule 15c3-3 under the Securities Exchange Act, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(ii) of the Rule.

Deloitte & Touche LLP
Suite 3600
555 Seventeenth St.
Denver, Colorado 80202-3942

Tel: (303) 292-5400
Fax: (303) 312-4000
www.deloitte.com

Deloitte & Touche

January 31, 2003

Aspen Investment Alliance, Inc.
717 17th Street, Suite 2600
Denver, Colorado 80202

Dear Sirs:

In planning and performing our audit of the financial statements of Aspen Investment Alliance, Inc. (the Company) for the year ended December 31, 2002, on which we have issued our report dated January 31, 2003, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the Commission's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP